UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-815

DUPONT POWDER COATINGS USA, INC.
PROFIT SHARING PLAN
(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY
1007 Market Street
Wilmington, Delaware 19898
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

______________________________________
* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
DuPont Powder Coatings USA, Inc. Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont Powder Coatings USA, Inc. Profit Sharing Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 22, 2012

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
Assets:
Investments, at fair value:
Common/collective trusts	$18,405,777	$20,500,485
Mutual funds	11,469,846	11,512,050
DuPont company stock	853,505	826,330
Total investments	30,729,128	32,838,865

Receivables:
Notes receivable from participants	1,678,265	1,698,270
Employer's contributions	913,795	402,093
Participants' contributions	—	25,256
Dividends and interest	3,777	3,776
Total receivables	2,595,837	2,129,395

Cash	254	36,110

Total assets	33,325,219	35,004,370

Liabilities:
Accounts payable	24,100	24,100

Net assets available for benefits, at fair value	33,301,119	34,980,270
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,322)	—
Net assets available for benefits	$33,289,797	$34,980,270

See Notes to the Financial Statements beginning on page 4.

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

2011
Additions:
Investment income:
Dividend income	$363,626
Total investment income	363,626

Contributions:
Participants' contributions	957,993
Employer's contributions	1,458,328
Total contributions	2,416,321

Interest from notes receivable from participants	67,634

Total additions	2,847,581

Deductions:
Net depreciation in fair value of investments	122,458
Benefits paid to participants	4,360,456
Administrative expenses	55,140
Total deductions	4,538,054

Net decrease	(1,690,473)

Net assets available for benefits:
Beginning of year	34,980,270
End of year	$33,289,797

See Notes to the Financial Statements beginning on page 4.

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1 - DESCRIPTION OF PLAN

The following description of the DuPont Powder Coatings USA, Inc. Profit Sharing Plan (the “Plan”) is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.  The Plan is available to eligible employees of DuPont Powder Coatings USA, Inc. (the “Company”), a wholly-owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”).

Administration
The Plan is administered by the Company. Bank of America, N.A. (“Bank of America”) is the trustee of the assets of the Plan. As trustee, Bank of America has authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and trust agreements.

Participation
All employees of the Company are eligible to participate except any employee whose compensation and conditions of employment are covered by a collective bargaining agreement to which the Company is a party unless the agreement calls for the employee's participation in the Plan or an employee whose services are leased from another company. For purposes of employee contributions and compliance contributions, participation begins the first day of the next payroll period after the date an employee completes one hour of service. For purposes of Company match and Company profit sharing contributions, participation begins on the first day of the next payroll period after the date an employee completes a 12 month eligibility period in which the employee is credited with at least 1,000 hours of service during that period. Each participant who was an eligible employee at any time during the period, even if such employee did not work 1,000 hours, will receive the compliance contribution, as defined below.

Contributions
Each year, participants may contribute between 1% and 15% of their eligible earnings, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. A participant may change their deferral contribution election four times a year. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributions consist of (a) compliance contributions equal to 3% of eligible compensation, (b) matching contributions equal to 100% of the first 3% of eligible earnings that a participant contributes, and (c) profit sharing contributions equal to 10% of the Company's net profit for the Plan year less compliance and matching contributions made for the year. For the year ended December 31, 2011, the Company made a profit sharing contribution in the amount of $539,362. Contributions to the Plan are subject to certain limitations.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan announced changes to its investments options which were effective February 15, 2011. The American Century Small Company Fund was removed from the Plan and replaced with the Columbia Small Cap Growth Fund. In addition, the Bank of America Retirement Preservation Trust was removed from the Plan and replaced with the Invesco Stable Value Retirement Fund. Funds were automatically transferred into the new investment options unless participants chose an alternative investment option.

Effective March 19, 2012, it was announced that the Bank of America Equity Index Trust and the Bank of America International Index Trust common/collective trust funds (“CCTs”) would be discontinued. As a result, the Company chose to replace these CCTs with the American Beacon International Equity Index Fund and the SSgA S&P 500 Index Fund. Investments in the CCTs removed from the Plan were transferred and contributions were redirected to the new investment options. The Plan currently offers nine registered investment companies ("mutual funds"), three CCTs, and DuPont company stock as investment options for participants.

Vesting
Participants are immediately vested in the portion of their accounts contributed by them, the Company's compliance contribution and in the earnings on such contributions. A participant's vested interest in the Company's matching and profit sharing contributions and the related earnings are determined using the following table:

Years of Service	Vested Percent
1-2	20%
2-3	40%
3-4	60%
4-5	80%
5 or more	100%

One full year of service is defined as a twelve-month period of employment. A participant also becomes 100% vested upon normal retirement age (age 59 1/2) and termination of employment due to disability or death.

Notes Receivable from Participants
Participants may borrow from their vested accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 3.75% to 10.50%, which are commensurate with local prevailing rates as determined by the Plan administrator. The loans are executed by promissory notes and have a minimum term of one year and a maximum term of five years, except for loans made to purchase a primary residence which have a maximum term of 10 years. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits
On termination of services due to death, disability or retirement, participants may elect to receive the value of their vested balances, in accordance with the provisions of the Plan, in a lump-sum distribution, partial distribution, or installments or annuity payments. In-service withdrawals may be made under certain conditions as permitted by the Plan. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year following retirement or termination of employment.

Forfeited Accounts
At December 31, 2011 and 2010, forfeited nonvested accounts totaled $74,769 and $127,153, respectively. Forfeitures may be used to restore accounts, as defined in the Plan, to pay administrative expenses or may decrease the amount of Company and profit sharing contributions. During the year ended December 31, 2011, forfeited accounts were used to pay for administrative expenses of the Plan totaling $51,043.

Administrative Expenses
Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the year ended December 31, 2011, the Plan paid $55,140 in administrative expenses, including audit and various recordkeeping fees. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Certain reclassifications of prior year data have been made to conform to current year classifications.

Fully Benefit-Responsive Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment instruments, including common stock, mutual funds, and CCTs. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  DuPont company stock is valued at the year-end unit closing price.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  The Plan holds shares of the CCT which has investments in fully benefit-responsive investment contracts.  The fair value of investment contracts held by the CCT are determined using the market price of the underlying securities and the value of the investment contract.

Purchases and sales of investments are recorded on a trade-date basis.  Realized gains and losses on the sale of DuPont company stock is based on average cost of the securities sold.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $0 and $85,342 at December 31, 2011 and 2010, respectively.

New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011.  The adoption of this guidance will not have a material impact on the Plan's financial statements.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2011 and 2010:

	2011	2010
Bank of America Equity Index Trust Tier 6	$14,221,630	$16,244,085
The Oakmark Equity & Income Fund	4,231,774	3,856,953
Bank of America Retirement Preservation Trust[1]	—	2,200,909
Pimco Total Return Fund	2,445,455	2,448,545
Invesco Stable Value Retirement Fund CL 2[2]	2,242,093	—
_____________________________________

[1]	Investment was not part of the Plan assets as of December 31, 2011.

[2]	Investment was not part of the Plan assets as of December 31, 2010.

For the year ended December 31, 2011, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/(depreciated) in value as follows:

2011
CCTs	$378,748
Mutual funds	(427,848)
DuPont company stock	(73,358)
Net depreciation in fair value	$(122,458)

NOTE 4 - FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011 and 2010:

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
CCTs	$—	$18,405,777	$—	$18,405,777
Mutual funds:
Balanced fund	4,231,774	—	—	4,231,774
Bond fund	2,445,455	—	—	2,445,455
Domestic stock funds	3,624,718	—	—	3,624,718
International stock funds	1,167,899	—	—	1,167,899
Total mutual funds	11,469,846	—	—	11,469,846
DuPont company stock	853,505	—	—	853,505
Total assets	$12,323,351	$18,405,777	$—	$30,729,128

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
CCTs	$—	$20,500,485	$—	$20,500,485
Mutual funds:
Balanced fund	3,856,953	—	—	3,856,953
Bond fund	2,448,545	—	—	2,448,545
Domestic stock funds	3,886,527	—	—	3,886,527
International stock funds	1,320,025	—	—	1,320,025
Total mutual funds	11,512,050	—	—	11,512,050
DuPont company stock	826,330	—	—	826,330
Total assets	$12,338,380	$20,500,485	$—	$32,838,865

For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of CCTs managed by Bank of America, the trustee. The Plan also offers DuPont company stock as an investment option. At December 31, 2011, the Plan held 18,644 shares of DuPont common stock valued at $853,505. At December 31, 2010, the Plan held 16,566 shares of DuPont common stock valued at $826,330. During the year ended December 31, 2011, the Plan purchased and sold $197,851 and $97,317 of DuPont common stock, respectively, and received dividends of $28,342. Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 - TAX STATUS

The IRS has determined and informed the company by a letter dated August 2, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC and therefore believe that the Plan is a qualified plan, pursuant to Section 401(a) of the IRC, and related trust is tax-exempt from federal taxation under Section 501(a) of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$33,289,797	$34,980,270
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	11,322	—
Amount allocated to withdrawing participants	—	(85,342)
Loan balances considered deemed distributions	(171,326)	(158,751)
Net assets available for benefits per the Form 5500	$33,129,793	$34,736,177

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2011 to total income per the Form 5500:

2011
Total additions per the financial statements	$2,847,581
Net depreciation in fair value of investments	(122,458)
2011 adjustment from contract value to fair value for fully benefit-responsive investment contracts	11,322
Total income per the Form 5500	$2,736,445

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date. The following is a reconciliation of total deductions per the financial statements for the year ended December 31, 2011 to total expenses per the Form 5500:

2011
Total deductions per financial statements	$4,538,054
Net depreciation in fair value of investments	(122,458)
Amounts allocated to withdrawing participants at December 31, 2010	(85,342)
Current year cumulative deemed distributions	171,326
Prior year cumulative deemed distributions	(158,751)
Total expenses per the Form 5500	$4,342,829

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2011
ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE I

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Investment Type	Cost	Current Value
*	Bank of America Equity Index Trust Tier 6	Common/Collective Trust	**	$14,221,630
*	Bank of America International Index Trust	Common/Collective Trust	**	555,564
	BlackRock Retirement Reserves Fund	Common/Collective Trust	**	1,375,168
	Invesco Stable Value Retirement Fund CL 2	Common/Collective Trust	**	2,253,415
	Total common/collective trusts			18,405,777

	Thornburg International Value Fund	Mutual Fund	**	743,628
	The Oakmark Equity & Income Fund	Mutual Fund	**	4,231,774
	American Amcap Fund	Mutual Fund	**	1,645,887
	CRM Midcap Value Fund	Mutual Fund	**	883,959
	AIM Developing Markets Fund	Mutual Fund	**	424,271
	Pimco Total Return Fund	Mutual Fund	**	2,445,455
	Van Kampen Comstock Fund	Mutual Fund	**	677,015
	Columbia Smallcap Growth Fund	Mutual Fund	**	417,857
	Total mutual funds			11,469,846

*	DuPont company stock	Company Stock	**	853,505

*	Notes receivable from participants	3.75% - 10.50% - Maturing from January 2012 - December 2016	**	1,678,265
	Total Assets Held At End of Year			$32,407,393
 ______________________________________

*	Party-in-interest
**	Cost not required for participant directed investments

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

/s/ Peggy Kenyon
Peggy Kenyon
Accounting Manager (on behalf of the Powder Coatings Benefit Committee as Plan Administrator)

June 22, 2012